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                                October 16, 2020

       David T. Blair
       Chief Executive Officer
       Healthcare Services Acquisition Corp
       7809 Woodmont Avenue, Suite 200
       Bethesda, MD 20814

                                                        Re: Healthcare Services
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed October 8,
2020
                                                            File No. 333-249389

       Dear Mr. Blair:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed October 8, 2020

       General

   1.                                                   We note that Section
9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law
provision limiting where claims may be brought (e.g., the courts of the
                                                        State of New York or
the United States District Court for the Southern District of New
                                                        York). Please clarify
if this provision is applicable to investors in this offering and, if so, whether it applies to
claims made under the Securities Act. If the provision is applicable to investors in this
offering, please also revise your prospectus to discuss the provision, including a description
of any risks or other impacts on investors and whether there is uncertainty as to its
enforceability.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David T. Blair
Healthcare Services Acquisition Corp
October 16, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Howard Efron at (202) 551-3439 or Jennifer Monick at
(202) 551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or James Lopez at
(202) 551-3536 with
any other questions.



                                                           Sincerely,
FirstName LastNameDavid T. Blair
                                                           Division of
Corporation Finance
Comapany NameHealthcare Services Acquisition Corp
                                                           Office of Real
Estate & Construction
October 16, 2020 Page 2
cc:       Christopher J. Capuzzi
FirstName LastName